Exhibit 99.1

ReneSola Announces Earnings Date Change; Second Quarter 2009 Earnings Release and
Conference Call Now Scheduled for August 12, 2009

JIASHAN, China, August 5, 2009 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) (AIM: SOLA), a leading Chinese manufacturer of solar wafers, today announced a revised date for the release of its unaudited financial results for the second quarter ended June 30, 2009. The Company will now release its financial results before the U.S. markets open on Wednesday, August 12, 2009, instead of August 17, 2009 as previously announced.

ReneSola’s management will host an earnings conference call on Wednesday, August 12, 2009 at 8:30 am U.S. Eastern Time / 8:30 pm Beijing/Hong Kong time / 1:30 pm British Summer Time.

Dial-in details for the earnings conference call are as follows:

U.S. / International:	+1-617-614-6205
United Kingdom:	+44-207-365-8426
Hong Kong:	+852-3002-1672

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “ReneSola Call.”

A replay of the conference call may be accessed by phone at the following number until August 19, 2009:

International:	+1-617-801-6888
Passcode:	36277347

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola’s website at http://www.renesola.com.

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading Chinese manufacturer of solar wafers based in China. Capitalizing on proprietary technologies and technical know-how, ReneSola manufactures monocrystalline and multicrystalline solar wafers. In addition, ReneSola strives to enhance its competitiveness through upstream integration into virgin polysilicon manufacturing. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA). For more information about ReneSola, please visit http://www.renesola.com.

For investor and media inquiries, please contact:

In China:

Ms. Julia Xu
ReneSola Ltd
Tel: +86-573-8477-3372
Email: julia.xu@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel: +86-10-8520-6284
Email: derek.mitchell@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1-646-460-9989
Email: jessica.cohen@ogilvypr.com

In the United Kingdom:

Mr. Tim Feather / Mr. Richard Baty
Hanson Westhouse Limited, London
Tel: +44-20-7601-6100
Email:  tim.feather@hansonwesthouse.com
richard.baty@hansonwesthouse.com

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